FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October 2005

Commission File Number: 1-32575	Commission File Number: 1-3788
ROYAL DUTCH SHELL PLC	N.V. Koninklijke Nederlandsche Petroleum Maatschappij
(Exact name of registrant as specified in its charter)	(Exact name of registrant as specified in its charter)

Royal Dutch Petroleum Company
(Translation of registrar's name into English)

The Netherlands	The Netherlands
(Jurisdiction of incorporation or organisation)	(Jurisdiction of incorporation or organisation)

30, Carel van Bylandtlaan, 2596 HR The Hague The Netherlands	30, Carel van Bylandtlaan, 2596 HR The Hague The Netherlands
Tel No: (011 31 70) 377 9111)	Tel No: (011 31 70) 377 9111
(Address of principal executive officers)	(Address of principal executive officers)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:	Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F [X] Form 40-F _______	Form 20-F [X ] Form 40-F _______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ......	Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ......
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ......	Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ......

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No [X]	Yes _______ No [X]
If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______	If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

Royal Dutch Shell plc

31 October 2005

Joint Announcement by Royal Dutch Shell plc ('Royal Dutch Shell') and
N.V. Koninklijke Nederlandsche Petroleum Maatschappij ('Royal Dutch')

Definitive terms of the restructuring of certain subsidiaries and intended method of obtaining 100% of Royal Dutch shares

Summary

Royal Dutch Shell and Royal Dutch today announce the definitive terms of, and the timetable for, the proposed restructuring that was previously announced on 20 September 2005. This restructuring and merger of certain subsidiaries will achieve governance, management and fiscal efficiencies for the Shell group.

As part of the proposed restructuring, Royal Dutch will be merged into a subsidiary, Shell Petroleum N.V. (‘SPNV’), following which the remaining minority holders of Royal Dutch will be paid €52.21 per Royal Dutch ordinary share held. Alternatively, eligible UK resident shareholders who so elect will be entitled to receive loan notes exchangeable into Royal Dutch Shell ‘A’shares.

A Royal Dutch Extraordinary General Meeting (‘EGM’) is required to implement the proposed restructuring and resolve upon the merger. The EGM will be held on 16 December 2005 in The Hague and it is expected that the restructuring will be completed on or about 21 December 2005. Royal Dutch Shell intends to vote its 98.5% shareholding in Royal Dutch in favour of the restructuring and the merger at the EGM. The transaction is also subject to other customary closing conditions, which are expected to be satisfied prior to 21 December 2005.

Merger terms

In the proposed merger of Royal Dutch into SPNV, the remaining minority shareholders in Royal Dutch will be paid €52.21 per Royal Dutch share held. This will be paid to Hague registered or bearer shareholders in euro. Payments to holders of New York Registered Shares will be made in U.S. dollars based on the exchange rate on the business day prior to the effective date of the merger. Eligible UK resident shareholders may elect instead to receive loan notes that are exchangeable into not more than two Royal Dutch Shell ‘A’shares for each Royal Dutch ordinary share held.

Payment will be made as soon as possible after the merger is completed (which is expected to be 21 December 2005).

If all remaining minority shareholders receive cash for their Royal Dutch shares, total consideration of approximately €1.6 billion (approximately $2.0 billion at current exchange rates) is expected to be paid in the fourth quarter of 2005. This amount will be additional to the previously announced buy back program of $5 billion for 2005.

The €52.21 per share represents two times the average of the closing prices of the Royal Dutch Shell ‘A’shares over the period 20 July 2005 to 28 October 2005 and has been calculated based on the two for one share exchange of the original tender offer which formed part of the unification transaction.

All Royal Dutch shareholders who hold their shares at the applicable record date will also receive the Royal Dutch interim dividend for the 3rd quarter of 2005 of €0.46 per share (or US$0.5556 per share for holders of New York Registered Shares) which will be payable on 15 December 2005. As would be the case in Dutch statutory squeeze-out proceedings, the merger terms provide (1) for interest to accrue on the €52.21 per share amount at the statutory rate of 4% from 31 October 2005 until the effective date of the merger, as part of the consideration under the merger, and (2) for any gross dividends payable in that period to be deducted from that interest amount. As the third quarter 2005 interim dividend will exceed the amount of interest accrued as of 21 December 2005, it is not expected that interest will be payable.

As previously announced, if the proposed merger does not become effective for any reason, the Board of Royal Dutch Shell intends to commence Dutch statutory squeeze-out proceedings in order to acquire the remaining shares held by Royal Dutch minority shareholders. Each of Royal Dutch Shell and Royal Dutch has the right to abandon the restructuring if it is not completed before 1 January 2006.

The Board of Royal Dutch believes that the proposed merger is in the best interests of Royal Dutch and the enterprise associated with it and is fair to its minority shareholders.

In connection with the transaction, ABN AMRO Bank N.V., as financial adviser to the Royal Dutch Board, has delivered two written opinions to the Royal Dutch Board to the effect that based upon and subject to the matters considered, assumptions used and qualifications set forth in the opinion i) as at 31 October 2005, the exchange ratio in the merger and the cash consideration pursuant thereto were fair, from a financial point of view, to minority shareholders who will receive the cash consideration in the merger and ii) the value of the loan note consideration to be offered to eligible UK resident shareholders, when issued, will not be greater than the value of the cash consideration under the terms of the merger.

The proposed merger will complete the unification of Royal Dutch and Shell Transport under Royal Dutch Shell and follows the successful exchange offer in which holders of 98.5% of Royal Dutch shares participated and received Royal Dutch Shell shares. The proposed merger will allow the remaining minority shareholders to receive their consideration more quickly than if Royal Dutch Shell had implemented Dutch statutory squeeze-out proceedings.

Election for loan notes by UK resident shareholders

Eligible UK resident shareholders who give appropriate representations may elect to receive loan notes in lieu of the cash payment. The loan notes issued to a shareholder will have a total face amount equal to the sterling equivalent of the cash payment that the shareholder would otherwise be due under the terms of the proposed merger. The loan notes are, at the option of the holder or Royal Dutch Shell, exchangeable into Royal Dutch Shell ‘A’shares on fixed exchange dates. The number of ‘A’shares that a loan note holder will receive will be the aggregate principal amount of their loan notes divided by the average closing market price of the ‘A’shares on the London Stock Exchange on the three trading days prior to the relevant exchange date, provided that no loan note holder will be entitled to more than two ‘A’shares for every Royal Dutch share held prior to completion of the merger. Royal Dutch Shell intends (but is not obliged) to exchange the loan notes for newly issued ‘A’shares in Royal Dutch Shell on the first exchange date, which is 6 January 2006.

Eligible UK resident individual shareholders who receive a loan note instead of cash should be able to achieve a rollover into ‘A’shares in Royal Dutch Shell for UK capital gains tax purposes. UK resident shareholders should note that as a result of the two share limit, the market value of the shares received on exchange will be less than the face amount of the loan notes if the ‘A’shares are trading below the sterling equivalent of €26.1050 (being one-half of the merger consideration of €52.21) at the time of exchange. The sterling equivalent value of the loan note will be set using the euro/sterling exchange rate on the day prior to the date of the merger.

To the extent possible, Royal Dutch has endeavoured to make arrangements with the various institutions which administer its share registers or through which its shareholders hold their shares, so that UK resident shareholders should receive a document explaining the terms of the loan notes and the election form they need to complete to elect for these. Eligible UK resident shareholders may also go to www.shell.com/royaldutchmerger or call +44 20 7614 2950 to obtain a copy of the loan note document and the election form.

Information

Royal Dutch expects to publish the formal notice of the Royal Dutch EGM and make available proxy material in mid November 2005.

Documents relating to the merger will be filed at the Trade Register in The Hague today. These documents and other information about the restructuring and the merger will be made available at www.shell.com/royaldutchmerger.

Enquiries:
Media
UK/USA/International:	+44 20 7934 6238
+44 20 7934 5963
+44 20 7934 3505
Netherlands:	+31 70 377 8750

Institutional Investors
UK:
David Lawrence	+44 20 7934 3855
Gerard Paulides	+44 20 7934 6287
Ingrid Turley	+44 20 7934 2224
Europe:
Bart van der Steenstraten	+31 70 377 3996
USA:
Harold Hatchett	+1 212 218 3112

The exchangeable loan notes, and the Royal Dutch Shell shares for which they may be exchanged, will only be available to eligible UK resident shareholders who elect and provide appropriate representations. The loan notes and the Royal Dutch Shell Class A ordinary shares into which they are exchangeable will not be offered to US persons and have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”), and may not be reoffered, resold or otherwise transferred in the United States or to U.S. persons unless an exemption from the registration requirements of the Securities Act is available.

The loan notes, and the Royal Dutch Shell shares for which they may be exchanged, will not be offered to persons who are established, domiciled or resident in the Netherlands. Shell Petroleum N.V. as issuer of the loan notes has submitted a statement to the Netherlands Authority for the Financial Markets that the laws and regulations of the jurisdictions in which the loan notes are offered have been and will be complied with.

ABN AMRO Bank N.V. ("ABN AMRO") is acting for Royal Dutch (and is acting as Dutch exchange agent for Shell Petroleum N.V.) and no one else in connection with the transaction and will not be responsible to anyone other than Royal Dutch and Shell Petroleum N.V. for providing the protections afforded to clients of ABN AMRO or for providing advice in relation to the matters referred to in this announcement.

This announcement contains forward-looking statements that are subject to risk factors. It is believed that the expectations reflected in these statements are reasonable, but they may be affected by a variety of variables which could cause actual results or trends to differ materially, including, but not limited to: the failure to obtain any necessary consents and approvals necessary in order to consummate the restructuring; the costs related to the restructuring; the failure of the restructuring and the unification transaction to achieve the expected benefits; and other factors affecting the Shell Group's businesses generally, including, but not limited to, price fluctuations in crude oil, natural gas and refined products, changes in demand for the Shell Group’s products, currency fluctuations, drilling and production results, reserve estimates, loss of market, industry competition, environmental risks, physical risks, risks associated with the identification of suitable potential acquisition properties and targets and successful negotiation and consummation of such transactions, the risk of doing business in developing countries and countries subject to international sanctions, legislative, fiscal and regulatory developments including potential litigation and regulatory effects arising from recategorisation of reserves, economic and financial market conditions in various countries and regions, political risks, project delay or advancement, approvals and cost estimates. Each forward-looking statement speaks only as of the date of the particular statement. Please refer to the Annual Report on Form 20-F/A of Royal Dutch and Shell Transport for the year ending December  31, 2004 for a description of certain important factors, risks and uncertainties that may affect the businesses of the Shell Group.

This Report on Form 6-K is incorporated by reference into:

a) the Registration Statement on Form F-3 of Royal Dutch Shell plc and Shell International Finance B.V. (Registration Numbers 333-126726 and 333-126726-01); and
b) the Registration Statement on Form S-8 of Royal Dutch Shell plc (Registration Number 333-126715).

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on its behalf by the undersigned thereunto duly authorised.

ROYAL DUTCH SHELL PLC	ROYAL DUTCH PETROLEUM COMPANY
(Registrant)	(Registrant)

/s/ M.C.M. Brandjes Name: M.C.M. Brandjes Title: Company Secretary	/s/ J. van der Veer Name: J. van der Veer Title: President/Managing Director
/s/ M.C.M. Brandjes Name: M.C.M. Brandjes Title: Company Secretary

Date: 31 October 2005